SAMSON OIL & GAS PROVIDES OPERATIONAL ADVICE

Denver 1700 hours, November 10 2008 - Perth 0800 hours, November 11, 2008

Leonard #1-23H (10% working interest)

Samson Oil & Gas Limited (AMEX: SSN /ASX: SSN) announced today that drilling operations associated with the Leonard #1-23 H are proceeding as expected with the 6 inch diameter horizontal well being drilled following cementing a 7 inch casing string at 11,502 feet.

This well is an evaluation of the Bakken Formation within Samson’s acreage holding in the North Stockyard Oil Field.

The well has been drilled to a measured depth of feet which is 4,866 feet of lateral at an average penetration rate of around 880 feet per day. The well is expected to be drilled to a measured depth of 17,180 feet where it will be cased using a completion technique which will enable several fractures zones to be created.

During the drilling operations a continous oil show in the samples collected have been recorded, along with numerous gas shows. The well track has been maintained within the targeted Middle Bakken Unit, which is a silty sandstone. The hydrocarbon shows are encouraging, however the productivity of the well will only be known after the fracture stimulation has been undertaken.

The Bakken Formation gained significant prominence after the United States Geological Survey (USGS) published an estimate in April this year that the unit could recover between 3.0 and 4.3 billion barrels of oil. The USGS has determined that the Bakken Formation represents a “continuous” oil accumulation and that advances in completion technology have increased by 25 times the estimated recovery potential since the 1995 USBS study.

Whilst the original objective of this well was the Bluell Formation, Samson elected to reduce its working interest to 10% in the deepening to the Bakken Formation in this well, whilst maintaining its 37.5% equity interest in the Bakken Formation for the balance of the acreage. Samson has therefore been able to achieve an evaluation of the Bakken Formation in this well bore at a modest exposure whilst retaining significant equity in the balance of the acreage, which could be developed if this initial Bakken well is successful.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.